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| FORM 4 |                                    UNITED STATES
+--------+                         SECURITIES AND EXCHANGE COMMISSION
                                         Washington, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------
 1.  Name and Address of Reporting Person*
     Levine Leichtman Capital Partners II, L.P.
     ---------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)
     335 North Maple Drive, Suite 240
     ---------------------------------------------------------------------------
                                   (Street)
     Beverly Hills,                  CA                              90210
     ---------------------------------------------------------------------------
        (City)                      (State)                           (Zip)
--------------------------------------------------------------------------------
 2.  Issuer Name AND Ticker or Trading Symbol
     Overhill Farms, Inc. (OFI)
--------------------------------------------------------------------------------
 3.  I.R.S. Identification Number of Reporting Person, if an entity
     (Voluntary)

--------------------------------------------------------------------------------
 4.  Statement for Month/Day/Year
     December 13, 2002
--------------------------------------------------------------------------------
 5.  If Amendment, Date of Original (Month/Day/Year)

--------------------------------------------------------------------------------
 6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

     [_] Director                         [X] 10% Owner

     [_] Officer (give title below)       [_] Other (specify below)

--------------------------------------------------------------------------------
 7.  Individual or Joint/Group Filing (Check Applicable Line)

     [_] Form filed by One Reporting Person

     [X] Form filed by more than One Reporting Person
--------------------------------------------------------------------------------


TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

--------------------------------------------------------------------------------
 1.  Title of Security (Instr. 3)
     Common Stock
     Common Stock
     Common Stock
     Common Stock
--------------------------------------------------------------------------------
 2.  Transaction Date (Month/Day/Year)
     12/13/02
     12/13/02
     12/13/02
     12/13/02
--------------------------------------------------------------------------------
 2A. Deemed Execution Date, if any (Month/Day/Year)

--------------------------------------------------------------------------------
 3.  Transaction Code (Instr. 8)

         Code                          V
         X(2)
         S(2)
         X(3)
         S(3)
--------------------------------------------------------------------------------
 4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

         Amount             (A) or (D)            Price
       1,994,041                A                  (4)
               1                D                  (2)
         691,316                A                  (4)
               1                D                  (3)
--------------------------------------------------------------------------------
 5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)



     2,937,987
--------------------------------------------------------------------------------
 6.  Ownership Form: Direct (D) or Indirect (I) (Instr. 4)
      D,I(1)
      D,I(1)
      D,I(1)
      D,I(1)
--------------------------------------------------------------------------------
 7.  Nature of Indirect Beneficial Ownership (Instr. 4)
     (1)
     (1)
     (1)
     (1)
--------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

 * If the form is filed by more than one reporting person, see Instruction 5(b)(v).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

                                                                          (Over)
                                                                 SEC 1474 (9-02)
                                                                     Page 1 of 7

  TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

--------------------------------------------------------------------------------
 1.  Title of Derivative Security (Instr. 3)
     Warrant LL-1A (right to purchase)
     Warrant LL-1A (right to purchase)
     Warrant LL-2  (right to purchase)
     Warrant LL-2  (right to purchase)
     Warrant LL-3  (right to purchase)
     Warrant LL-4  (right to purchase)
     Series A Convertible Preferred Stock
--------------------------------------------------------------------------------
 2.  Conversion or Exercise Price of Derivative Security
     (4)
     (4)
     (4)
     (4)
     (4)
     (4)
     (5)
--------------------------------------------------------------------------------
 3.  Transaction Date (Month/Day/Year)
     12/13/02
     12/13/02
     12/13/02
     12/13/02
     12/13/02
     12/13/02
     12/13/02
--------------------------------------------------------------------------------
 4.  Transaction Code (Instr. 8)

         Code                          V
         S(2)
         J(2)
         S(3)
         J(3)
         J(2)
         J(3)
--------------------------------------------------------------------------------
 5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4, and 5)

         (A)                           (D)
                                    1,994,041
                                          100
                                      691,316
                                          100
        100
        100
--------------------------------------------------------------------------------
 6.  Date Exercisable and Expiration Date (Month/Day/Year)

         Date Exercisable              Expiration Date
          Immed.                          10/21/09
          Immed.                          10/21/09
          Immed.                           9/11/12
          Immed.                           9/11/12
          Immed.                          10/21/09
          Immed.                           9/11/12
          Immed.
--------------------------------------------------------------------------------
 7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

         Title                         Amount or Number of Shares
        Common Stock                              1,994,041
        Common Stock                                    100
        Common Stock                                691,316
        Common Stock                                    100
        Common Stock                                    100
        Common Stock                                    100
        Common Stock                                283,076
--------------------------------------------------------------------------------
 8.  Price of Derivative Security (Instr. 5)

--------------------------------------------------------------------------------
 9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)

          -0-

          -0-
          100
          100
      283,076
--------------------------------------------------------------------------------
10. Ownership Form of Derivative Securities: Beneficially Owned at End of Month (Instr. 4)
       D,I(1)
       D,I(1)
       D,I(1)
       D,I(1)
       D,I(1)
       D,I(1)
       D,I(1)
--------------------------------------------------------------------------------
11.  Nature of Indirect Beneficial Ownership (Instr. 4)
        (1)
        (1)
        (1)
        (1)
        (1)
        (1)
        (1)
--------------------------------------------------------------------------------

Explanation of Responses:


See Exhibit A attached hereto.



                              /s/ Arthur E. Levine             December 13, 2002
                         -------------------------------       -----------------
                         **Signature of Reporting Person            Date
                         Arthur E. Levine, President, on
                         behalf of Levine Leichtman Capital
                         Partners Inc., the sole general
                         partner of LLCP California
                         Equity Partners II, L.P., the sole
                         general partner of Levine Leichtman
                         Capital Partners II, L.P.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

                                    Exhibit A

                            Explanation of Responses

(1) This Form 4 is being filed by more than one reporting person. Levine Leichtman Capital Partners II, L.P., a California limited partnership (the "Partnership"), is the direct beneficial owner of the equity securities described above. LLCP California Equity Partners II, L.P., a California limited partnership, (the "General Partner"), is the sole general partner of the Partnership. Levine Leichtman Capital Partners Inc., a California corporation ("Capital Corp."), is the sole general partner of the General Partner. Arthur E. Levine ("Mr. Levine") is a director, the President and a shareholder of Capital Corp. Lauren B. Leichtman ("Ms. Leichtman") is a director, the Chief Executive Officer and a shareholder of Capital Corp. Each of the General Partner, Capital Corp., Mr. Levine and Ms. Leichtman may be deemed to be an indirect beneficial owner of the equity securities described above and disclaim beneficial ownership of such equity securities except to the extent of his, her or its indirect pecuniary interest therein.

(2) The Partnership partially exercised Warrant (LL-1A) to Purchase 1,994,141 Shares of Common Stock ("Warrant LL-1A") with respect to 1,994,041 shares of Common Stock pursuant to the "cashless exercise provisions" set forth therein. The Partnership acquired 1,994,040 shares issuable upon exercise of Warrant LL-1A, and the Issuer withheld and canceled one (1) share of Common Stock as payment in full for the shares so acquired. The Issuer also issued to the Partnership a new Warrant LL-3 ("Warrant LL-3") of like tenor to Warrant LL-1A representing the 100 shares of Common Stock that remained unexercised.

(3) The Partnership partially exercised Warrant (LL-2) to Purchase 619,416 Shares of Common Stock ("Warrant LL-2") with respect to 619,316 shares of Common Stock pursuant to the "cashless exercise provisions" set forth therein. The Partnership acquired of 619,315 shares issuable upon exercise of Warrant LL-2, and the Issuer withheld and canceled one (1) share of Common Stock as payment in full for the shares so acquired. The Issuer also issued to the Partnership a new Warrant LL-4 ("Warrant LL-4") of like tenor to Warrant LL-2 representing the 100 shares of Common Stock that remained unexercised.

(4) On the date of the transactions reported on this Form 4, the adjusted exercise price (the "Warrant Purchase Price") of the shares of Common Stock issuable upon exercise of Warrant LL-1A, Warrant LL-2, Warrant LL-3 and Warrant LL-4 was $0.0000008 per share. The Warrant Purchase Price is, upon the occurrence of certain events, subject to anti-dilution and other adjustments as more fully described in the Warrants.

(5) The number of shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock has been adjusted to give effect to the 12,010-for-1 stock split effectuated by the Issuer. The adjusted conversion price (the "Series A Preferred Conversion Price") of the shares of Common Stock issuable upon conversion of the shares of Series A Convertible Preferred Stock pursuant to the applicable provisions of the Amended and Restated Articles of Incorporation of Overhill Farms, Inc. (the "Articles of Incorporation") is currently $2.6494 per share. The Series A Preferred Conversion Price is, upon the occurrence of certain events, subject to anti-dilution and other adjustments more fully described in the Articles of Incorporation.

1.   JOINT FILER INFORMATION

     Name:                    LLCP California Equity Partners II, L.P.

     Address:                 335 North Maple Drive, Suite 240
                              Beverly Hills, CA 90210

     Designated Filer:        Levine Leichtman Capital Partners II, L.P.

     Issuer & Ticker Symbol:  Overhill Farms, Inc. (OFI)

     Date of Event
     Requiring Statement:     12/13/02


     Signature:                   /s/ Arthur E. Levine
                              ---------------------------------------
                              Arthur E. Levine, President, on behalf of
                              Leichtman Capital Partners, Inc.,
                              the sole general partner of LLCP California
                              Equity Partners II, L.P.

                             JOINT FILER INFORMATION

     Name:                    Levine Leichtman Capital Partners, Inc.

     Address:                 335 North Maple Drive, Suite 240
                              Beverly Hills, CA 90210

     Designated Filer:        Levine Leichtman Capital Partners II, L.P.

     Issuer & Ticker Symbol:  Overhill Farms, Inc. (OFI)

     Date of Event
     Requiring Statement:     12/13/02


     Signature:                       /s/ Arthur E. Levine
                              ---------------------------------------
                              Arthur E. Levine, President, on behalf of
                              Leichtman Capital Partners, Inc.

                             JOINT FILER INFORMATION

     Name:                    Arthur E. Levine

     Address:                 335 North Maple Drive, Suite 240
                              Beverly Hills, CA 90210

     Designated Filer:        Levine Leichtman Capital Partners II, L.P.

     Issuer & Ticker Symbol:  Overhill Farms, Inc. (OFI)

     Date of Event
     Requiring Statement:     12/13/02


     Signature:                       /s/ Arthur E. Levine
                              ---------------------------------------
                              Arthur E. Levine

                             JOINT FILER INFORMATION

     Name:                    Lauren B. Leichtman

     Address:                 335 North Maple Drive, Suite 240
                              Beverly Hills, CA 90210

     Designated Filer:        Levine Leichtman Capital Partners II, L.P.

     Issuer & Ticker Symbol:  Overhill Farms, Inc. (OFI)

     Date of Event
     Requiring Statement:     12/13/02


     Signature:                       /s/ Lauren B. Leichtman
                              ------------------------------------------
                                  Lauren B. Leichtman